UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Senior Notes Offerings

On June 5, 2013, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A., issued $2.635 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5 1/2% Senior Notes due 2023 (the “2023 Notes”) pursuant to an indenture dated June 5, 2013, among Intelsat Jackson, as issuer, the parent guarantors party thereto, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the “2023 Notes Indenture”), and $635.0 million aggregate principal amount of 6 5/8% Senior Notes due 2022 (the “New 2022 Notes” and collectively with the 2023 Notes, the “New Jackson Notes”), pursuant to an indenture dated as of October 3, 2012 and supplemented June 5, 2013, among Intelsat Jackson, as issuer, the parent guarantors party thereto and Wells Fargo Bank, National Association, as trustee (as amended and supplemented to date, the “2022 Notes Indenture” and together with the 2023 Notes Indenture, the “Indentures”). Intelsat Jackson previously issued $640.0 million in aggregate principal amount of 6 5/8% Senior Notes due 2022 under the 2022 Notes Indenture.

Guarantees. The 2023 Notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings S.á r.l., Intelsat Holdings S.A., Intelsat Investments S.A. and Intelsat (Luxembourg) S.A. (collectively, the “parent guarantors”) and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the credit agreement governing its senior secured credit facilities (the “subsidiary guarantors”). The New 2022 Notes are guaranteed by the parent guarantors, but are not guaranteed by any of Intelsat Jackson’s subsidiaries.

Use of Proceeds. The net proceeds from the New Jackson Notes and other available cash were used by Intelsat Jackson to repay all amounts outstanding under Intelsat Jackson’s existing senior unsecured credit facilities and will be used to make a distribution to Intelsat (Luxembourg) S.A., which will use such funds to redeem all of its remaining outstanding 11 1/4% Senior Notes due 2017. Intelsat Jackson expects to use the remaining proceeds to pay related fees and expenses and for general corporate purposes.

Covenants. Each Indenture contains covenants that include, among other things: a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur or guarantee additional debt or issue disqualified or preferred stock; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to pay dividends, make other equity distributions or repurchase or redeem capital stock; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to make certain investments; a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to enter into transactions with affiliates; a limitation on merger, consolidation, amalgamation and sale of assets applicable to Intelsat Jackson and subsidiary guarantors, if any; and a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur liens on any of Intelsat Jackson’s assets securing other indebtedness.

Events of Default. Each Indenture also contains events of default with respect to: default in payments of interest after a 30-day grace period or a default in the payment of principal when due; subject to a certain exceptions, default in the performance of any covenant in the applicable Indenture that continues for more than 60 days after notice of default has been provided to Intelsat Jackson; failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75.0 million; the acceleration of the maturity of any indebtedness for money borrowed by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75.0 million; failure by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof to pay final judgments aggregating in excess of $75.0 million, which judgments are not discharged, waived or stayed for 60 days; and certain events of bankruptcy, insolvency or reorganization of Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof.

Optional Redemption. Each series of New Jackson Notes is redeemable on the dates, at the redemption prices and in the manner specified in the respective Indenture.

The foregoing summary is qualified in its entirety by reference to the 2023 Notes Indenture, which is attached hereto as Exhibit 99.1, the 2022 Notes Indenture, which was filed as Exhibit 4.1 to Intelsat Investments S.A.’s Current Report on Form 8-K filed with the Securities Exchange Commission on October 3, 2012, and the Second Supplemental Indenture to the 2022 Notes Indenture, which is attached hereto as Exhibit 99.2, each of which is incorporated herein by reference.

Registration Rights. Pursuant to a registration rights agreement, dated as of June 5, 2013, with respect to the 2023 Notes (the “2023 Notes RRA”), and a registration rights agreement, dated as of June 5, 2013, with respect to the New 2022 Notes (the “New 2022 Notes RRA”), Intelsat Jackson, as issuer, and the respective guarantors party thereto, agreed with Credit Suisse Securities (USA) LLC, as representative of the initial purchasers in the offerings of New Jackson Notes described above, in the circumstances described therein to make an offer to exchange the 2023 Notes or New 2022 Notes, as applicable, for registered, publicly tradable notes that have substantially identical terms to the 2023 Notes or New 2022 Notes, as applicable.

The foregoing summary is qualified in its entirety by reference to the 2023 Notes RRA, which is attached hereto as Exhibit 99.3 and the 2022 Notes RRA, which is attached hereto as Exhibit 99.4, each of which is incorporated herein by reference.

Exhibits.

Exhibit No.	Document Description

99.1	Indenture, dated as of June 5, 2013, among Intelsat Jackson Holdings S.A., the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (including the form of the New 2023 Notes).

99.2	Second Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5/8% Senior Notes due 2022, dated as of June 5, 2013, between Intelsat Jackson Holdings S.A. and Wells Fargo Bank, National Association, as Trustee.

99.3	Registration Rights Agreement, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, the Guarantors party thereto and Credit Suisse Securities (USA) LLC, as representative of the several initial purchasers named on Schedule I thereto, with respect to $2,000,000,000 5 1/2 % Senior Notes due 2023.

99.4	Registration Rights Agreement, dated as of June 5, 2013, by and among Intelsat Jackson Holdings S.A., as Issuer, the Guarantors party thereto and Credit Suisse Securities (USA) LLC, as representative of the several initial purchasers named on Schedule I thereto, with respect to $635,000,000 6 5/8% Senior Notes due 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 5, 2013	By:	/s/ Michael McDonnell
	Name:	Michael McDonnell
	Title:	Executive Vice President and Chief Financial Officer